Filed Pursuant to Rule 424(b)(7)
Registration No. 333-139056
Prospectus Supplement No. 1
(To Prospectus dated February 13, 2007)

2,659,241 Shares of Common Stock
     This prospectus supplement relates to the resale from time to time by selling stockholders of 2,659,241 shares of our common stock.
     This prospectus supplement, which supplements the prospectus dated February 13, 2007, contains information about certain selling stockholders.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

January 12, 2010

SELLING STOCKHOLDERS
     The shares of common stock being offered by the selling stockholders are those previously issued to the selling stockholders and those issuable to the selling stockholders upon exercise of the warrants. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the warrants, and except for Mr. Lufkin who serves on our Board of Directors, the selling stockholders have not had any material relationship with us within the past three years.
     The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. We prepared the table below based on the information supplied to us by the selling stockholders named in the table. The selling stockholders may, however, have sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided such information. The second column lists the number of shares of common stock beneficially owned by each selling shareholder, based on its ownership of the shares of common stock and the warrants, as of November 29, 2006, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise.
     The third column lists the shares of common stock being offered by this prospectus by the selling stockholders.
     In accordance with the terms of registration rights agreement with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of that number of shares of common stock equal to the number of shares of common stock issued and the shares of common stock issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, in each case, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC. The fifth and sixth columns assume the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
     Under the terms of the warrants, a selling shareholder may not exercise the warrants, to the extent such exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of the warrants which have not been exercised. The number of shares in the fourth column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

				Maximum Number of
				Common Shares
			Maximum Number of	Underlying the
		Number of Shares	Common Shares to be	Warrants to be Sold	Number of Shares	Percentage of Class
		Owned Prior to	Sold Pursuant to	Pursuant to	Owned After	Owned After
	Name of Selling Stockholder	Offering[1]	this Prospectus	this Prospectus	Offering	Offering

(1)	Dan W. Lufkin[2]	490,418	70,175	10,526	490,418	4.5%
(2)	Lake Union Capital Fund, LP3	0	100,000	15,000	0	—
(3)	Wasatch Ultra Growth Fund[4]	0	103,400	0	0	—
(4)	Wasatch Micro Cap Value Fund[4]	0	35,300	0	0	—
(5)	Variable Insurance Products Fund IV: Health Care Portfolio[5]	0	50,420	7,563	0	—
(6)	Fidelity Select Portfolios: Medical Equipment and Systems[5]	0	602,089	90,313	0	—
(7)	Fidelity Advisor Series VII: Fidelity Advisor Health Care Fund[5]	0	400,123	60,018	0	—
(8)	Eric S. Dobkin	358,538	87,719	13,158	358,538	3.3%
(9)	Phronesis Partners, LP6	100,000	600,000	90,000	100,000	*
(10)	John Hancock Trust Emerging Growth Trust[7]	0	5,736	0	0	—
(11)	John Hancock Health Sciences Fund[7]	250,000	43,860	0	250,000	2.3%
(12)	John Hancock Small Cap Equity Fund[7]	0	177,590	26,639	0	—
(13)	John Hancock Funds II Emerging Growth Fund[7]	0	35,972	0	0	—
(14)	Warrant Strategies Fund LLC[8]	0	0	27,384	0	—
(15)	Manchester Explorer Fund L.P.[9]	0	0	6,256	0	—

*	Less than 1.0%

[1]	Beneficial ownership is determined in accordance with the rules of the SEC.

[2]	Includes 252,257 shares of common stock held by trusts the beneficiaries of which are family members of Mr. Lufkin. Mr. Lufkin expressly disclaims ownership of the shares held by these trusts.

[3]	Michael Self has voting and investment power of the shares that this selling stockholder owns.

[4]	Wasatch Advisors, Inc. is the investment adviser to Wasatch Funds, Inc., a registered investment company comprised of a series of funds under the Investment Company Act of 1940, and to a number of private separate client accounts which are the beneficial owners of our stock. John Malooly or another designee of Wasatch Advisors, Inc. has voting and investment power of the shares that this selling stockholder beneficially owns.

[5]	The entity is a registered investment fund (the “Fund”) advised by Fidelity Management & Research Company (“FMR Co.”), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the shares of our common stock outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the Fund each has sole power to dispose of the securities owned by the Fund. Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund’s Board of Trustees. The Fund is an affiliate of a broker-dealer. The Fund purchased the securities in the ordinary course.

[6]	James E. Wiggins has voting and investment power of the shares that this selling stockholder owns.

[7]	Ismail Gunes of MF Global Investment Management U.S., LLC has voting and investment power of the shares that this selling stockholder owns.

[8]	Sean Molloy, as portfolio manager, has voting and investment power over the shares that this selling stockholder owns.

[9]	James Besser and Donald Besser, as managing members of the general partner of the selling stockholder, share voting and investment power over the shares that this selling stockholder owns.

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